SO 3/17/04

SECURITIES W 04016349 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APS FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 S Capital of Texas Highway Suite B220
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Conwill 512-314-4395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

333 Clay Street, Suite 4700 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Conwill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APS Financial Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELINDA B. WENZEL
Notary Public, State of Texas
My Commission Expires
MAY 12, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- N/A (c) Statement of Income (Loss).
- N/A (d) Statement of Changes in Financial Condition.
- N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APS Financial Corporation

(A wholly-owned Subsidiary of
APS Investment Services, Inc.)

Statement of Financial Condition and
Supplemental Material
Filed Pursuant to SEC Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a Public Document
Year Ended December 31, 2003

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Table of Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

Independent Auditors' Report

The Board of Directors
APS Financial Corporation
Austin, Texas:

We have audited the accompanying statement of financial condition of APS Financial Corporation (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of APS Financial Corporation, as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Houston, Texas
February 6, 2004

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Statement of Financial Condition

December 31,		2003
Assets		
Cash and cash equivalents	$	3,683,567
Deposit with clearing organization		500,000
Receivables from:		
Clearing organization (Note 1)		354,640
Employees		5,655
Parent company and affiliates (Note 2)		12,647
Other		268
Prepaid expenses and other assets		230,248
Securities owned, at fair value		151
Deferred tax asset (Note 9)		60,850
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $572,483 (Note 4)		48,957
Total assets	$	4,896,983
Liabilities and Stockholder's Equity		
Securities sold, not yet purchased, at market value	$	67,345
Payables to:		
Clearing organization (Note 1)		40
Parent company (Note 2)		731,861
Accrued bonuses		1,585,763
Accrued expenses and other liabilities		1,215,425
Total liabilities		3,600,434
Commitments and contingencies (Notes 5 and 6)		
Stockholder's equity:		
Common stock, 10¢ par value, 50,000 shares authorized, 1,000 shares issued and outstanding		100
Additional paid-in-capital (Note 2)		1,116,550
Retained earnings		179,899
Total stockholder's equity		1,296,549
	$	4,896,983

See accompanying summary of significant accounting policies and notes to financial statement.

Organization and Nature of Business

APS Financial Corporation (APS Financial or the Company) is a wholly-owned subsidiary of APS Investment Services, Inc. (APS Investment Services). APS Investment Services is a wholly-owned subsidiary of American Physicians Service Group, Inc. (APSG). APS Financial, a fully licensed broker/dealer, provides brokerage and investment services primarily to institutional and high net worth individual clients through offices in Austin, Texas, Houston, Texas and Redmond, Washington. The Company also provides portfolio accounting, analysis, research, and other services incidental to its security business to insurance companies, banks and mutual funds. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported in the statement of financial condition.

APS Financial does not carry or clear customer accounts, and all customer transactions are executed and cleared with another broker on a fully disclosed basis. The clearing broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the SEC and to perform all services customarily incident thereto. Under this Agreement, the Company maintains a $500,000 deposit with the clearing organization. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. In the absence of any available market quotation, securities held by APS Financial are valued at estimated fair value as determined by management. The difference between cost and market has been included in gain (loss) from principal securities transactions. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

As of December 31, 2003, the Company owns approximately 352,000 publicly traded shares of Polar Molecular Holding Corporation common stock with no cost basis. Based on quoted market prices, the value of these shares at December 31, 2003 is approximately $63,000. Due to low trading volumes, the Company believes its investment is not readily marketable and that any attempt to liquidate a significant portion of its investment would negatively impact market prices. Accordingly, these shares are valued at an estimated realizable value of $0 in the statement of financial condition.

APS Financial also owns 50,000 membership interest units in Walters Bay International, LLC and 300 warrants of National Association of Securities Dealers, Inc to purchase shares of common stock of The NASDAQ Stock Market, Inc. During the year, APS Financial recorded losses in the amount of $62,345 related to these investments, resulting in the carrying value of each being reduced to $0.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of ninety days or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives or lease terms of the respective assets, typically ranging from three to seven years.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its furniture, equipment and leasehold improvements as of December 31, 2003.

Federal Income Taxes

APS Financial files a consolidated federal income tax return with APSG. Based on an informal agreement with APSG, APS Financial is allocated taxes at a rate of 34% of its pre-tax earnings. Under this agreement, APS Financial is charged with any tax expense or credited with any benefits in the year incurred as if the company had filed a federal tax return on a stand alone basis. Accordingly, current federal income tax expense of $922,001 and deferred federal income tax expense of $38,000 have been recognized by APS Financial for the year ended December 31, 2003, for financial reporting purposes. In addition, the related current federal income tax payable of $462,834 is included as a component of the payable to parent company as of December 31, 2003.

Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2003.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Receivables From and Payables to Clearing Organization

Amounts receivable from and payable to clearing organization at December 31, 2003, consist of the following:

		Receivable		Payable
Securities failed-to-deliver	$	67,345	$	-
Unsettled transactions		287,295		40
	$	354,640	$	40

The Company's Agreement with the clearing organization provides that the Company's assets held by the organization, including but not limited to, securities, deposits, monies and receivables, secure the Company's obligations to the clearing organization.

2. Related Party Transactions

APS Financial reimburses APSG for its pro rata share of income tax benefits or expenses. The net balance due to APSG as a result of the allocation of the Federal income tax payable was $462,834 at December 31, 2003. As of December 31, 2003, the Company also had recorded dividends payable in the amount of $240,000 to APSG. These dividends were legally declared out of additional paid-in-capital as a return of capital to the parent company.

APS Financial has made advances to certain employees, which have an outstanding balance of $5,655 at December 31, 2003. These employee advances bear no interest.

APS Financial advanced funds during 2003 for certain operating expenses to APS Asset Management, Inc. (another subsidiary of APS Investment Services). For the year ended December 31, 2003, amounts advanced to APS Asset Management, Inc. were $29,670. As of December 31, 2003, $12,647 of these advances are still outstanding and are reflected as a receivable from this affiliate in the accompanying statement of financial condition.

During the year ended December 31, 2003, APS Financial recorded an expense of $72,000 for consulting fees paid to a member of its Board of Directors.

3. Regulatory Net Capital Requirements

APS Financial, as a fully registered licensed broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, APS Financial is required to maintain a minimum "net capital" to satisfy Rule 15c3-1. At December 31, 2003, the minimum "net capital" requirement for APS Financial was $235,534. "Net capital" at December 31, 2003 was $853,860. The ratio of aggregate indebtedness to net capital was 4.14 to 1 as of December 31, 2003 and was in compliance with applicable requirements.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2003:

	Useful Lives (Years)		Amount
Furniture and fixtures	5	$	235,744
Office equipment	3-7		85,777
Computer equipment	3		122,176
Leasehold improvements	5		116,322
Software	5		61,421
Total property and equipment			621,440
Less, accumulated depreciation and amortization			(572,483)
		$	48,957

5. Commitments and Contingencies

Leases

APS Financial maintains several non-cancelable operating leases, primarily for office space and equipment rentals that expired through September 30, 2006. These leases generally contain renewal options for varying periods. Rental expense for operating leases during 2003 was $502,716. Future minimum lease payments under the non-cancelable operating leases as of December 31, 2003 are:

Year ending December 31,		
2004	$	480,034
2005		338,675
2006		156,138
Total	$	974,847

Legal Matters
The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position or results of operations; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the company's results of operations.

6. Off Statement of Financial Condition Risk

APS Financial is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, APS Financial is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. APS Financial and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

APS Financial clears all of its transactions through clearing accounts and is therefore exposed should the clearing broker be unable to fulfill its obligations for securities transactions.

APS Financial deposits its cash and cash equivalents with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits. Management has assessed the financial condition of these institutions and believes the possibility of credit loss is minimal.

During the year ended December 31, 2003, revenues derived from two customers were 14.9% and 12.8% of total revenues, respectively. If the Company ever ceased conducting business with these major customers, it could have a material adverse impact on the operating results of the Company.

7. Subordinated Liabilities

APS Financial had no liabilities subordinated to claims of general creditors during the year ended December 31, 2003 and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

8. Profit Sharing Plan

APS Financial maintains a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over eighteen years old with more than six months of employment service to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by APS Financial are discretionary. A contribution expense in the amount of $97,497 was incurred by APS Financial in fiscal 2003. The contribution is included in employee compensation and related benefits in the accompanying statement of income.

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2003 are as follows:

		Amount
Accruals not currently deductible for tax purposes	$	45,532
Excess tax basis over financial statement carrying value of furniture, equipment and leasehold improvements		15,318
Total deferred tax assets	$	60,850

Realization of the Company's deferred tax asset is dependent on future taxable income. The Company believes that it is more likely than not such assets will be realized.

The Company's effective tax rate varied slightly from the U.S. federal statutory rate of 34% for the year ended December 31, 2003, principally due to permanent nondeductible expenses incurred during the year.

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
APS Financial Corporation
Austin, Texas:

In planning and performing our audit of the financial statements and supplemental schedules of APS Financial Corporation (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Houston, Texas
February 6, 2004